Haywood Securities Inc.

181 Bay Street, Suite 2910

Toronto, Ontario M5J 2T3

December 16, 2014

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scot Foley

Re:	CohBar, Inc.

Registration Statement on Form S-1

Registration No. 333-200033

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that no preliminary prospectus was distributed in the United States in connection with the marketing of the offering. Within Canada, the offering was marketed using a preliminary long form prospectus filed with Canadian securities regulators which was prepared as described in the Registration Statement under the heading “Explanatory Notes”.

The undersigned will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated so that the Registration Statement may be declared effective at 5:00 p.m., Eastern Time, on December 19, 2014 or as soon thereafter as practicable.

Very truly yours, HAYWOOD SECURITIES INC.

By:	/s/ Lawrence Rhee
	Name:	Lawrence Rhee
	Title:	Managing Director, Investment Banking